                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 Schedule 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No 2)*


                                  Datakey, Inc.
                                ---------------
                                (Name of Issuer)

                          Common Stock, $.05 Par Value
                         (Title of Class of Securities)

                                   237909 10 6
                                  -------------
                                 (CUSIP Number)

                               Thomas G. Lovett IV
                           Lindquist & Vennum P.L.L.P.
                                 4200 IDS Center
                             80 South Eighth Street
                          Minneapolis, Minnesota 55402
                            Telephone: (612) 371-3273
                           Fax Number: (612) 371-3207

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                 March 31, April 4, April 13 and April 14, 2000
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))


                               Page 1 of 11 Pages

No.  23709 10 6                       13D                     Page 2 of 11 Pages
---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS (entities only)

                    Raymond A. Lipkin
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)    [_]
           (see instructions)                                         (b)    [_]

---------- ---------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS (see instructions)

                      PF
---------- ---------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED              [_]
           PURSUANT TO ITEMS 2(d) or 2(e)

---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

                    Raymond A. Lipkin is a citizen of the United States.
---------- ---------------------------------------------------------------------
                         7    SOLE VOTING POWER

                                                          821,000
    NUMBER OF          ---------------------------------------------------------
     SHARES              8    SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                                               10,000
      EACH             ---------------------------------------------------------
    REPORTING            9    SOLE DISPOSITIVE POWER
     PERSON
      WITH:                                               821,000
                       ---------------------------------------------------------
                         10   SHARED DISPOSITIVE POWER

                                                           10,000
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                          831,000*
             *Includes 575,000 shares of Common Stock and 256,000 Warrants to purchase Common Stock of the Issuer
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES               [X]
            CERTAIN SHARES (see instructions)
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      10.4%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (see instructions)

                                       IN
----------- --------------------------------------------------------------------

No.  23709 10 6                       13D                     Page 3 of 11 Pages
---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS (entities only)

                    Caroline M. Lipkin
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)    [_]
           (see instructions)                                         (b)    [_]

---------- ---------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS (see instructions)

                      PF
---------- ---------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED              [_]
           PURSUANT TO ITEMS 2(d) or 2(e)

---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

                    Caroline M. Lipkin is a citizen of the United States.
---------- ---------------------------------------------------------------------
                         7    SOLE VOTING POWER

                                                           10,000
    NUMBER OF          ---------------------------------------------------------
     SHARES              8    SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                                                  -0-
      EACH             ---------------------------------------------------------
    REPORTING            9    SOLE DISPOSITIVE POWER
     PERSON
      WITH:                                                10,000
                       ---------------------------------------------------------
                         10   SHARED DISPOSITIVE POWER

                                                              -0-
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                           10,000
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES               [X]
            CERTAIN SHARES (see instructions)
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                       0.1%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (see instructions)

                                       IN
----------- --------------------------------------------------------------------

No.  23709 10 6                       13D                     Page 4 of 11 Pages
---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS (entities only)

                    KOLOA Limited Partnership
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)    [_]
           (see instructions)                                         (b)    [_]

---------- ---------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS (see instructions)

                      PF
---------- ---------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED              [_]
           PURSUANT TO ITEMS 2(d) or 2(e)

---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

                    KOLOA Limited Partnership is an entity formed
                    under the laws of the State of Minnesota.
---------- ---------------------------------------------------------------------
                         7    SOLE VOTING POWER

                                                           10,000
    NUMBER OF          ---------------------------------------------------------
     SHARES              8    SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                                                  -0-
      EACH             ---------------------------------------------------------
    REPORTING            9    SOLE DISPOSITIVE POWER
     PERSON
      WITH:                                                10,000
                       ---------------------------------------------------------
                         10   SHARED DISPOSITIVE POWER

                                                              -0-
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                           10,000
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES               [X]
            CERTAIN SHARES (see instructions)
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      .01%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (see instructions)

                                       PN
----------- --------------------------------------------------------------------

ITEM 1. Security and Issuer

     This statement relates to shares of the common stock, par value $0.05 per share (the "Common Stock") and immediately exercisable warrants, each for purchase of one share of Common Stock (the "Warrants"), of Datakey, Inc., a Minnesota corporation (the "Issuer"). The Issuer's principal executive offices are located at 407 West Travelers Trail, Burnsville, Minnesota 55337-2554.

ITEM 2. Identity and Background

     (a)  Name. This statement is being filed by Raymond A. Lipkin.

     (b) Address: Mr. Lipkin's address is 161 Ferndale Avenue South, Wayzata, Minnesota 55391.

     (c) Mr. Lipkin is retired. He was previously employed as an investment advisor.

     (d) During the last five years, Mr. Lipkin has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)

     (e) During the last five years, Mr. Lipkin has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

     (f)  Citizenship. Mr. Lipkin is a citizen of the United States.


     Identity and Background - Reporting Persons Holding Less than 5% of the Issuer's Outstanding Shares

Caroline M. Lipkin

     (a)  Name: Caroline M. Lipkin

     (b) Residence Address: c/o Raymond A. Lipkin, 161 Ferndale Avenue South, Wayzata, Minnesota 55391.

     (c)  Principal Occupation: Ms. Lipkin is a photographer.

     (d)  Criminal Convictions: None

     (e)  Civil Proceedings: None

     (f)  Citizenship: Ms. Lipkin is a citizen of the United States.


                               Page 5 of 11 Pages

ITEM 3. Source And Amount of Funds or Other Consideration

     The shares of Common Stock of the Issuer acquired by Mr. Lipkin during the past sixty days, identified on Appendix A herein, were purchased for cash in open market transactions using personal funds.

ITEM 4. Purpose of Transaction

     All of the reporting persons named in this filing have acquired the securities described in Items 1 and 5 of this Schedule 13D for personal investment purposes using personal funds.

     All of the reporting persons named herein may, from time to time, (1) acquire additional shares of Common Stock (subject to availability at prices deemed favorable to such persons) in the open market, in privately negotiated transactions, or otherwise, or (2) attempt to dispose of shares of Common Stock or Warrants in the open market, in privately negotiated transactions or otherwise.

     None of the reporting persons named herein have present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. Interest in Securities of the Issuer

     (a) On March 31, 2000, April 13, 2000 and April 14, 2000, Mr. Lipkin purchased an aggregate 160,000 shares of Common Stock of the Issuer. As of the date of this filing, Mr. Lipkin beneficially owns 831,000 securities, including 575,000 shares of Common Stock and 256,000 Warrants for purchase of shares of Common Stock, exercisable within 60 days of this filing, representing approximately 10.4% of the outstanding shares of Common Stock of the Issuer. This percentage is based upon 8,007,879 shares of Common Stock outstanding, as reported by the Issuer in its Annual Report on Form 10-KSB filed with the Commission for the fiscal year ended December 31, 1999.

          On April 14, 2000, Mr. Lipkin, as Managing Partner of KOLOA Limited Partnership, purchased an aggregate 10,000 shares of the Issuer in an open market transaction on behalf of the Limited Partnership, at a purchase price of $4.05 per share for an aggregate purchase price of $40,500.

          On January 6, 2000, as previously reported, Caroline M. Lipkin purchased 10,000 shares of Common Stock of the Issuer in an open market transaction. Ms. Lipkin beneficially owns less than 1% of the outstanding securities of the Issuer.

     (b) As of the date of this filing, the reporting persons named herein own the following shares of Common Stock of the Issuer:


                               Page 6 of 11 Pages

                                         Shares            Percentage of
               Name                      Owned          Outstanding Shares
               -----                    -------         ------------------
          Raymond A. Lipkin             555,000                 10.4%
          Caroline M. Lipkin             10,000            (Less than 1%)
          KOLOA Limited Partnership      10,000            (Less than 1%)

          *Includes 256,000 Warrants immediately exercisable for purchase of Common Stock on an as converted basis.
Revise:
          This report is being filed with respect to the foregoing 831,000 shares of Common Stock and Warrants of the Issuer, of which (i) 555,000 shares of Common Stock and 256,000 Warrants to purchase Common Stock are owned by Mr. Lipkin directly and are subject to his sole voting and dispositive power, (ii) 10,000 shares are held by KOLOA Limited Partnership, of which Mr. Lipkin is Managing Partner, and with respect to which he has management and voting power, and (iii) 10,000 shares are held by or on behalf of Caroline M. Lipkin and with respect to which Mr. Lipkin has management and shared voting power. Mr. Lipkin disclaims beneficial ownership with respect to the 10,000 shares purchased by Caroline M. Lipkin and Ms. Lipkin hereby disclaims beneficial ownership of all other securities identified in this filing except the 10,000 shares purchased in her name and her pro rata portion of the shares held by KOLOA Limited Partnership.

     (c) Transactions in the Common Stock effected by the named reporting persons in the past 60 days are described above and on Appendix A hereto and were effected either in open market purchases or as a result of a private placement by the Issuer. Other than as described above, the named reporting persons have not effected any transactions in the securities of the Issuer during the past sixty days.

     (d)  Not applicable.

     (e)  Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Mr. Lipkin has an understanding with certain family members described in Items 5(b) and (d) above for management of their respective holdings of the Common Stock of the Issuer. Mr. Lipkin does not otherwise have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer.

ITEM 7.  Materials to be filed as Exhibits

     Appendix A - Transactions in Securities of the Issuer
     Exhibit 1 Joint Filing Agreement.
     Exhibit 2 Power of Attorney from Caroline M. Lipkin


                               Page 7 of 11 Pages

                                    SIGNATURE


     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


April 19, 2000                         /s/ Raymond A. Lipkin
                                       -----------------------------------------
                                       Raymond A. Lipkin


April 19, 2000                         /s/ Caroline M. Lipkin
                                       -----------------------------------------
                                       Caroline M. Lipkin


April 19, 2000                         KOLOA Limited Partnership


                                       By: /s/ Raymond A. Lipkin
                                           -------------------------------------
                                           Raymond A. Lipkin, Managing Partner


                               Page 8 of 11 Pages

                                   APPENDIX A

                   Transactions in Securities of Datakey, Inc.

(Shares of Common Stock of the Issuer purchased directly by Raymond A. Lipkin)



                           No. of Shares Purchased                    Total
       Date                in the Past Sixty Days                 Purchase Price
       ----                -----------------------                --------------
     03/31/00                     25,820                           $193,861.72
     04/04/00                     24,180                            192,787.14
     04/13/00                     50,000                            314,855.00
     04/14/00                     50,000                            222,745.00
                                 -------                           -----------
       Total                     150,000                           $924,948.86


      (Shares of Common Stock of the Issuer purchased by Raymond A. Lipkin as Managing Partner of KOLOA Limited Partnership)



                         No. of Shares Purchased                      Total
       Date              in the Past Sixty Days                   Purchase Price
       ----              -----------------------                  --------------
     04/14/00                     10,000                            $40,500.00


                               Page 9 of 11 Pages

                           Exhibit 1 to Schedule 13D/A

                             JOINT FILING AGREEMENT


     The undersigned parties hereby agree that this Schedule 13-D/A relating to securities of Datakey, Inc. shall be filed on behalf of each of them.



April 19, 2000                          /s/ Raymond A. Lipkin
                                        ----------------------------------------
                                        Raymond A. Lipkin



April 19, 2000                          /s/ Caroline M. Lipkin
                                        ----------------------------------------
                                        Caroline M. Lipkin


April 19, 2000                          KOLOA Limited Partnership


                                        By: /s/ Raymond A. Lipkin
                                            ------------------------------------
                                            Raymond A. Lipkin, Managing Partner

                              Page 10 of 11 Pages

                                                                       EXHIBIT 2

                                POWER OF ATTONEY

     KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Raymond A. Lipkin as her true and lawful attorney-in-fact and agent, with full power of substitution for her and in her name, place and stead in any and all capacities, to:

     (1) execute for and on behalf of the undersigned any and all amendments and other documents relating to the Schedule 13D filed with the United States Securities and Exchange Commission on November 18, 1999 on behalf of the undersigned (the "Schedule 13D"), with respect to her holdings of Verdant Brands, Inc. (the "Company"), and required to be filed pursuant to Regulation 13D of the Securities Exchange Act of 1934 (the "Exchange Act") and the rules thereunder, and to file the same with the Commission, together with all exhibits and supplements thereto; and

     (2) do and perform any and all other acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such amendment to the Schedule 13D or other related documents and to timely file such documents with the Commission and any stock exchange or similar authority; and

     (3) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of the foregoing attorney-in-fact, may be in the best interest of or legally required by the undersigned, it being understood that the documents executed by the attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as the attorney-in-fact may approve in his discretion.

     The undersigned hereby grants to the attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite or necessary to be done in the exercise of any rights and powers herein granted, as fully to all intents and purposes as she might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or his substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorney-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with Regulation 13D of the Exchange Act.

     This appointment shall remain in full force and effect until revoked in writing by the undersigned, delivered to the appointed attorney-in-fact, or until she is no longer required to file amendments to the Schedule 13D with respect to her holdings of and transactions in securities issued by the Company.

Dated: 03-02-00                        /s/ Caroline M. Lipkin
       --------                        -----------------------------------------
                                       Caroline M. Lipkin